Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS REPORTS

THIRD QUARTER 2020 RESULTS

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, November 6, 2020 – Brookfield Property Partners L.P. (NASDAQ: BPY; NASDAQ: BPYU; TSX: BPY.UN) (“BPY”) today announced financial results for the quarter ended September 30, 2020.

“We saw consistent improvement in our operations over the course of the third quarter and, while there may be temporary setbacks as different regions reach different stages of recovery, we are confident that the worst of the economic shutdown is now behind us,” said Brian Kingston, Chief Executive Officer. "Our staff has done an amazing job preparing our buildings for safe re-opening and each day it is gratifying to see more office workers, retailers, customers and visitors returning to our properties around the globe."

Financial Results

Company FFO (CFFO) was $161 million for the quarter ended September 30, 2020, compared to $324 million in the prior-year period. CFFO was impacted this quarter by residual effects of the global economic shutdown earlier in the year. In the prior-year period, CFFO also benefited from the recognition of $41 million in transaction income.

Net income for the quarter ended September 30, 2020 was a loss of $135 million ($(0.24) per LP unit) versus a gain of $870 million ($0.46 per LP unit) for the same period in 2019. The decrease in net income over the prior year period is primarily attributable to a non-cash and unrealized reduction of asset values of certain assets within the portfolio.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit amounts)	2020	2019	2020	2019
Net income(1)	$(135)	$870	$(2,020)	$1,606
Company FFO and realized gains(2)	$164	$324	$665	$1,053
Company FFO(2)	$161	$324	$648	$966
Net income per LP unit(3)(4)	$(0.24)	$0.46	$(1.98)	$0.90
Company FFO and realized gains per unit(4)(5)	$0.16	$0.34	$0.68	$1.09

(1)	Consolidated basis – includes amounts attributable to non-controlling interests.
(2)	See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition and components.
(3)	Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred shares that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred shares.
(4)	Net income attributable to holders of LP units and Company FFO and realized gains per unit are reduced by preferred dividends of $11 million (2019 – $5 million) and $31 million (2019 – $8 million) for the three and nine months ended September 30, 2020, respectively, in determining per unit amounts.
(5)	Company FFO and realized gains per unit are calculated based on 933.5 million (2019 – 950.1 million) and 937.5 million (2019 – 957.6 million) units outstanding for the three and nine months ended September 30, 2020, respectively.

Brookfield Property Partners L.P. 1

Operating Highlights

Our Core Office business generated CFFO of $141 million for the quarter ended September 30, 2020 compared to $137 million on a comparable basis in the same period in 2019, and $150 million in total when including the $13 million performance-based fee. Results this quarter were also impacted by reduced contributions from our parking and retail operations, offset by same-store NOI growth in certain of our markets and $18 million in contributions from condominium sales in London.

Core Office leasing activity in the third quarter totaled 644,000 square feet, which were completed at rents 13% higher on average than expiring leases in the period. Occupancy in the portfolio decreased 160 basis points to 90.7%, with a remaining weighted average lease term of 8.3 years.

Our Core Retail business generated CFFO of $97 million for the quarter ended September 30, 2020 compared to $173 million on a comparable basis in 2019, and $201 million in total when including the $28 million in transaction income. The current quarter results continue to be impacted by the global economic slowdown which caused a decline in mall revenues, fee income, and an increase in credit loss reserves. Additionally, operating expenses resumed at near normalized levels as all of our centers reopened during the quarter and we are not yet operating at 100% capacity.

Our Core Retail operations leased approximately 6.5 million square feet over the past 12 months with comparable rent spreads of 5%. Our properties were 93.4% leased at September 30, 2020, a decrease of 1.6% from the prior year. On a year-over-year basis, in-place rents were up 1.4%1.

Our LP Investments generated CFFO and realized gains of $26 million for the quarter ended September 30, 2020, compared to earnings of $74 million in the comparable period in 2019. Results in the current quarter were negatively impacted by a year-over-year decrease in earnings from our Hospitality investments of $38 million due to hotel closures and travel restrictions, as well as a decrease in contributions from our Multifamily business where we sold properties last year.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Company FFO and realized gains:
Core Office	$141	$150	$402	$477
Core Retail	$97	$201	$432	$555
LP Investments	$26	$74	$94	$326
Corporate	$(100)	$(101)	$(263)	$(305)
Company FFO and realized gains(1)	$164	$324	$665	$1,053

(1)	See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

Dispositions

In the third quarter, we completed $86 million of gross asset dispositions at our share, generating approximately $63 million in net proceeds to BPY.

Subsequent to quarter-end, we entered into sales contracts on two transactions at higher values than our IFRS carrying values. Completion of these shortly will generate approximately $235 million of net proceeds to BPY:

•	One London Wall Place in London for £480 million ($620 million), representing a 3.8% cap rate. We acquired the remaining half of this property from our joint venture partner in November of last year and are selling the entire property now at a strong return.

•	Simply Self Storage portfolio for $1.225 billion.

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1 In-place rents reflect retail tenants <10K square feet

Brookfield Property Partners L.P. 2

New Investments

•	We reorganized our investment in the Atlantis which resulted in our ownership increasing from 33% to 41.5%. With the assistance of the Bahamian government, we have established a COVID-19 bubble at the Atlantis which will allow us to once again welcome visitors to the resort on or after December 15, 2020. We have procured rapid testing facilities which will be located on-site and will test all of our employees, and guests will be tested prior to boarding their flights. The Atlantis Bubble will follow the Cleveland Clinic protocols, allowing our guests to enjoy all of the resort’s beach, water park, casino and other entertainment options. We plan to start flying planes to the resort beginning December 15 from east coast locations, including New York, Toronto and Montreal.

Balance Sheet Update

To increase liquidity and extend the maturity of our debt, during the third quarter we executed the following financing transactions:

•	Refinanced One Manhattan West in New York for $1.8 billion for a seven-year term at a fixed-rate, weighted-average coupon of 2.94%. Net proceeds of $138 million were generated for BPY.

•	Refinanced EY Plaza in Los Angeles for $305 million with a five-year term at a floating interest rate of LIBOR +3.25%. Net proceeds of $19 million were generated for BPY.

•	Refinanced 22 Front Street in Toronto for C$52.5 million ($39.4 million) with a five-year term at a floating rate of Canadian Dollar Offered Rate (CDOR) +2.5%. Net proceeds of C$38 million ($29 million) were generated for BPY and the cost of debt reduced by over 300 bps.

•	Extended debt maturity at Brookfield Place Calgary East for a further two years at a floating rate of approximately LIBOR +3%.

•	Extended mortgage maturities on five Core Retail assets totaling approximately $1.2 billion at a blended interest rate of 3.74%.

•	Issued C$500 million in 5-year medium term notes at a fixed interest rate of 3.93%. Proceeds are being used to fund recently completed and future green initiatives.

•	Subsequent to quarter-end, refinanced Oakbrook Center in Chicago for $475 million with a two-year (three years fully extended) term at a floating interest rate of LIBOR +3.50%.

Ended the quarter with $6.0 billion of group-wide liquidity, including $1.6 billion of cash on hand, $3.0 billion of corporate and subsidiary credit facilities and $1.4 billion of undrawn construction facilities.

Unit Repurchases

On September 2, 2020, through a substantial issuer bid ("SIB"), we purchased 35.5 million of BPY's limited partnership units from the public for a price of $12.00 per unit, for a total value of approximately $426 million. The SIB was funded by drawing on an equity commitment with Brookfield Asset Management and certain of its institutional clients.

Utilizing our in-place normal course issuer bid (“NCIB”), we purchased 9,949,466 of BPY units in the third quarter of 2020 at an average price of $11.33 per unit. The NCIB was funded by drawing on the equity commitment.

Board of Directors Update

The Board of Directors of BPY is pleased to announce the appointment of a new director, Michael Warren. Mr. Warren is the Global Managing Director of Albright Stonebridge Group, a premier strategic advisory firm advising senior executives on their mission-critical business priorities across the globe. He serves on the boards of Commonfund, Walker and Dunlop, MAXIMUS, is a trustee of the Yale University Corporation and the Yale Endowment Investment Committee.

Concurrent with Mr. Warren's appointment, the Board also announced the resignation of director Scott Cutler, who will be joining the board of affiliate company Brookfield Renewable Partners (NYSE, TSX: BEP). Mr. Cutler has been an integral member of the BPY board since February 2019 and we thank him for his various contributions and dedication and wish him well in his new role at BEP.

Brookfield Property Partners L.P. 3

Distribution Declaration

The Board of Directors has declared a quarterly distribution on the partnership’s LP units of $0.3325 per unit payable on December 31, 2020 to unitholders of record at the close of business on November 30, 2020.

The quarterly distributions on the LP units are declared in U.S. dollars. Registered unitholders residing in the United States shall receive quarterly cash distributions in U.S. dollars and registered unitholders not residing in the United States shall receive quarterly cash distributions in the Canadian dollar equivalent, based on the Bank of Canada exchange rate on the record date. Registered unitholders residing in the United States have the option, through Brookfield Property Partners’ transfer agent, AST Trust Company (Canada) ("AST"), to elect to receive quarterly cash distributions in the Canadian dollar equivalent and registered unitholders not residing in the United States have the option through AST to elect to receive quarterly cash distributions in U.S. dollars. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held to discuss their options regarding distribution currency.

The Board of Directors has also declared quarterly distributions on the partnership’s Class A Series 1, Series 2 and Series 3 preferred units of $0.40625 per unit, $0.39844 per unit and $0.35938, respectively, payable on December 31, 2020 to holders of record at the close of business on December 1, 2020.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly letter to unitholders and supplemental information package can be accessed before the market open on November 6, 2020 at bpy.brookfield.com. This additional information should be read in conjunction with this press release.

* * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO and realized gains (“Company FFO and realized gains”) and net income attributable to unitholders.

Company FFO and realized gains, and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and realized gains, and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and realized gains, and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS, but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items,” which for the historical periods presented consist primarily of lease termination income.

Brookfield Property Partners L.P. 4

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if the Partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

Company FFO and realized gains is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments, realized gains in the partnership’s LP Investment segment and the partnership’s share of BSREP III Company FFO and realized gains. Realized LP Investment gains represent income earned on investing activity when fund investments are realized, inclusive of associated change in carried interest to be due at a future date to the general partner of the relevant Brookfield Asset Management-sponsored funds. The partnership accounts for the investment in BSREP III as a financial asset and income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO and realized gains presentation.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P., limited partnership units of Brookfield Office Properties Exchange LP and Class A shares of Brookfield Property REIT Inc. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

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Brookfield Property Partners L.P. 5

About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with approximately $88 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with approximately $575 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Certain investor relations content is also available on our investor relations app, which offers access to SEC filings, press releases, presentations and more. Click here to download on the iPhone or iPad, or here for Android mobile devices.

Brookfield Contacts:

Matt Cherry	Kerrie McHugh
Senior Vice President, Investor Relations	Senior Vice President, Communications and Branding
Tel: (212) 417-7488	Tel: (212) 618-3469
Email: matthew.cherry@brookfield.com	Email: kerrie.mchugh@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s third quarter 2020 results as well as the letter to unitholders and supplemental information on BPY’s website at bpy.brookfield.com.

The conference call can be accessed via webcast on November 6, 2020 at 11:00 a.m. Eastern Time at bpy.brookfield.com or via teleconference by dialing +1 (844) 358-9182 toll-free in the U.S. and Canada or +1 (478) 219-0399 for overseas calls, conference ID: 9887182 , five minutes prior to the scheduled start of the call. A recording of the teleconference can be accessed by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls, conference ID: 9887182.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Brookfield Property Partners L.P. 6

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global economic shutdown; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States. In addition, our future results may be impacted by risks associated with the global economic shutdown caused by a novel strain of coronavirus, COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Property Partners L.P. 7

CONSOLIDATED BALANCE SHEETS

	Sep. 30,	Dec. 31,
(US$ Millions)	2020	2019
Assets
Investment properties	$73,246	$75,511
Equity accounted investments in properties	19,573	20,764
Property, plant and equipment	4,980	7,278
Financial assets	1,448	1,250
Accounts receivable and other	5,441	5,015
Cash and cash equivalents	1,803	1,438
Assets held for sale	1,757	387
Total Assets	$108,248	$111,643
Liabilities
Corporate borrowings	$2,721	$1,902
Asset-level debt obligations	45,253	47,466
Subsidiary borrowings, non-recourse to BPY	6,574	6,022
Capital securities	3,037	3,075
Deferred tax liability	2,615	2,515
Accounts payable and other liabilities	5,784	5,588
Liabilities associated with assets held for sale	825	140
Equity
Preferred equity	699	420
General partner	4	4
Limited partners	11,706	13,274
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	12,327	13,200
Limited partner units of Brookfield Office Properties Exchange LP	74	87
FV LTIP units of the operating partnership	51	35
Class A shares of Brookfield Property REIT Inc.	1,127	1,930
Interests of others in operating subsidiaries and properties	15,451	15,985
Total Equity	41,439	44,935
Total Liabilities and Equity	$108,248	$111,643

Brookfield Property Partners L.P. 8

CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended		Nine Months Ended
	Sep. 30,		Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Commercial property and hospitality revenue	$1,545	$1,852	$4,666	$5,706
Direct commercial property and hospitality expense	(677)	(776)	(1,998)	(2,403)
	868	1,076	2,668	3,303
Investment and other revenue	91	165	307	410
Share of net earnings from equity accounted investments	76	409	(717)	1,499
	1,035	1,650	2,258	5,212
Expenses
Interest expense	(642)	(738)	(1,950)	(2,194)
Depreciation and amortization	(83)	(86)	(253)	(256)
General and administrative expense	(205)	(214)	(596)	(656)
Investment and other expense	(5)	—	(18)	(10)
	100	612	(559)	2,096
Fair value gains, net	(156)	449	(1,269)	(273)
Income tax (expense) benefit	(79)	(191)	(192)	(217)
Net income	$(135)	870	$(2,020)	$1,606

Net income attributable to:
General partner	$—	$—	$—	$—
Limited partners	(107)	218	(919)	418
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	(109)	218	(923)	427
Limited partner units of Brookfield Office Properties Exchange LP	(1)	2	(6)	3
FV LTIP units of the operating partnership	—	—	(3)	—
Class A shares of Brookfield Property REIT	(12)	36	(117)	86
Interests of others in operating subsidiaries and properties	94	396	(52)	672
	$(135)	$870	$(2,020)	$1,606

Brookfield Property Partners L.P. 9

RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended		Nine Months Ended
	Sep. 30,		Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Commercial property and hospitality revenue	$1,545	$1,852	$4,666	$5,706
Direct commercial property and hospitality expense	(677)	(776)	(1,998)	(2,403)
NOI	868	1,076	2,668	3,303
Investment and other revenue	91	165	307	410
Share of equity accounted income excluding fair value gains	151	177	516	622
Interest expense	(642)	(738)	(1,950)	(2,194)
General and administrative expense	(205)	(214)	(596)	(656)
Investment and other expense	(5)	—	(18)	(10)
Depreciation and amortization of non-real estate assets	(18)	(14)	(53)	(45)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(106)	(191)	(296)	(620)
FFO	134	261	578	810
Depreciation and amortization of non-real estate assets, net(1)	13	10	36	31
Transaction costs(1)	7	35	5	72
Gains/losses on disposition of non-investment properties(1)	—	1	3	—
Imputed Interest(2)	5	15	21	42
LP Investments realized gains(3)	3	—	17	87
BSREP III earnings(4)	2	2	5	11
Company FFO and realized gains	$164	$324	$665	$1,053

FFO	$134	$261	$578	$810
Depreciation and amortization of real estate assets	(65)	(72)	(200)	(211)
Fair value (losses) gains, net	(156)	449	(1,269)	(273)
Share of equity accounted income - Non FFO	(75)	232	(1,233)	877
Income tax (expense) benefit	(79)	(191)	(192)	(217)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	12	(205)	348	(52)
Non-controlling interests of others in operating subsidiaries and properties	94	396	(52)	672
Net income	$(135)	$870	$(2,020)	$1,606

(1) Presented net of non-controlling interests on a proportionate basis.

(2) Represents imputed interest on commercial developments accounted for under the equity method under IFRS.

(3)Net of associated carried interest to be due at a future date.

(4) BSREP III is now accounted for as a financial asset which results in FFO being recognized in line with distributions. As such, the BSREP III earnings adjustment reflects our proportionate share of the Company FFO.

Brookfield Property Partners L.P. 10

NET INCOME PER UNIT

	Three months ended
	Sep. 30, 2020			Sep. 30, 2019
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$(229)	933.5	$(0.25)	$474	950.1	$0.50
Preferred share dividends	(11)	—	—	(5)	—	—
Number of units on conversion of preferred shares(1)	—	70.1	—	—	70.1	—
Basic per IFRS	(240)	1,003.6	(0.24)	469	1,020.2	0.46
Dilutive effect of conversion of capital securities and options(2)	—	—	—	—	—	—
Fully-diluted per IFRS	$(240)	1,003.6	$(0.24)	$469	1,020.2	$0.46

(1) IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2) For the three months ended September 30, 2020, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Three months ended
	Sep. 30, 2020			Sep. 30, 2019
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$(229)	933.5	$(0.25)	$474	950.1	$0.50
Preferred share dividends	(11)	—	—	(5)	—	—
Dilutive effect of conversion of preferred shares(1)	29	70.1	0.41	29	70.1	0.41
Dilutive effect of conversion of capital securities and options(2)	—	—	—	—	—	—
Fully-diluted per management	$(211)	1,003.6	$(0.21)	$498	1,020.2	$0.49

(1) Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.
(2) For the three months ended September 30, 2020, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

Brookfield Property Partners L.P. 11

NET INCOME PER UNIT

	Nine months ended
	Sep. 30, 2020			Sep. 30, 2019
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$(1,968)	937.5	$(2.10)	$934	957.6	$0.98
Preferred share dividends	(31)	—	—	(8)	—	—
Number of units on conversion of preferred shares(1)	—	70.1	—	—	70.1	—
Basic per IFRS	(1,999)	1,007.6	(1.98)	926	1,027.7	0.90
Dilutive effect of conversion of capital securities and options(2)	—	—	—	8	9.0	0.89
Fully-diluted per IFRS	$(1,999)	1,007.6	$(1.98)	$934	1,036.7	$0.90

(1) IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2) For the nine months ended September 30, 2020, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Nine months ended
	Sep. 30, 2020			Sep. 30, 2019
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$(1,968)	937.5	$(2.10)	$934	957.6	$0.98
Preferred share dividends	(31)	—	—	(8)	—	—
Dilutive effect of conversion of preferred shares(1)	88	70.1	1.26	88	70.1	1.26
Dilutive effect of conversion of capital securities and options(2)	—	—	—	8	9.0	0.89
Fully-diluted per management	$(1,911)	1,007.6	$(1.90)	$1,022	1,036.7	$0.99

(1) Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.
(2) For nine months ended September 30, 2020, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

Brookfield Property Partners L.P. 12